September 14, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Courtney Lindsay

Re:	89bio, Inc.
Registration Statement on Form S-1 (File No. 333-248795)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we wish to advise that as of the time of this filing, the underwriters have not yet made any distribution of the Preliminary Prospectus of 89bio, Inc. (the “Registrant”) dated September 14, 2020. However, the underwriters are taking steps to see that all underwriters, brokers or dealers participating in the public offering of shares of the Registrant’s common stock pursuant to the above-captioned Registration Statement, as amended (the “Registration Statement”), are promptly furnished with sufficient copies of the preliminary and final prospectus to enable them to comply with the prospectus delivery requirements of Sections 5(b)(1) and (2) of the Securities Act.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Securities Act, we hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on September 16, 2020 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

BOFA SECURITIES, INC.
SVB LEERINK LLC
RBC CAPITAL MARKETS, LLC

As representatives of the Underwriters

By:	BOFA SECURITIES, INC.

By:	/s/ Anurag Jindal
Name:	Anurag Jindal
Title:	Managing Director

By:	SVB LEERINK LLC

By:	/s/ Murphy Gallagher
Name:	Murphy Gallagher
Title:	Managing Director

By:	RBC CAPITAL MARKETS, LLC

By:	/s/ Vincent Lozada
Name:	Vincent Lozada
Title:	Managing Director

[Signature Page to Acceleration Request Letter]